We consent to the incorporation by reference into this Post-Effective Amendment No. 1 to the Registration Statement on Form F-10 (File No. 333-276333) of Cybin Inc. (the "Company") being filed with the United States Securities and Exchange Commission, and any amendments thereto, of our report, dated June 27, 2023, with respect to the consolidated statements of financial position of the Company as of March 31, 2023 and 2022, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

/s/ Zeifmans LLP

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